FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  December 3, 2003

Commission File Number  n

Forbes Medi-Tech Inc. (Translation of registrant's name into English)
Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[X ]..... Form 40-F...[   ]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

[    ]

No

[   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

“Developing Pharmaceuticals & Nutraceuticals from Nature”

For Immediate Release:

       December 3, 2003

Forbes Medi-Tech Files U.S. Registration Statement Pursuant to Previous Financing

Vancouver, Canada Forbes Medi-Tech Inc. (TSE:FMI and NASDAQ:FMTI) today announced that it has filed a Registration Statement on Form F-3 with the U.S. Securities & Exchange Commission.  This filing is to register for re-sale the 3,238,634 common shares issued September 4, 2003 pursuant to the Company’s US $4.81 million private placement, and the 1,455,322 common shares issuable upon the exercise of warrants which were also issued as part of that placement.   A copy of the registration statement can be found via the SEC’s web site at www.sec.gov and on SEDAR at www.sedar.com.

The registration filing incorporates amendments, on the recommendation of the Company’s auditors, to its Consolidated Statements of Cash Flows for the third quarter ended September 30, 2003 to re-classify the partial loan re-payment of US$3.0 million to Forbes from the Phyto-Source joint venture. The reclassification involved including the Company’s proportionate share of the amount repaid in “Cash Provided by Investments”. This reclassification does not affect the Company’s cash and cash equivalents or earnings for the three-month or the nine-month periods ended September 30, 2003.  A copy of the amended Financial Statements and MD&A can be found on SEDAR at www.sedar.com, and via the SEC’s web site at www.sec.gov.

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For more information, please contact:

Darren Seed Manager, Investor Relations Telephone: (604) 681-8976 E-mail: dseed@forbesmedi.com

NASDAQ and the Toronto Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the content of this News Release.  This News Release may contain certain forward-looking statements, which statements can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “estimate”, “predict”, “plans”, or “continue”, “for use in”, or the negative thereof or any other variations thereon or comparable terminology referring to future events or results.  The Company’s actual results could differ materially form those anticipated in these forward-looking statements as a result of numerous factors, including the risk of technical obsolescence; intellectual property risks; marketing/manufacturing and partnership/strategic alliance risks; product liability and insurance risks; the effect of competition; and the Company’s need for future funding; any of which could cause actual results to vary materially from current results or the Company’s anticipated future results.  See the Company’s reports filed with the Canadian and U.S. securities regulatory authorities from time to time for cautionary statements identifying important factors with respect to such forward-looking statements, including certain risks and uncertainties, that could cause actual results to differ materially from results referred to in forward-looking statements.  The Company assumes no obligation to update the information contained in this News Release.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 3, 2003	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO